UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

20100007

April 1, 2010

Mark G. English
Assistant General Counsel and
Assistant Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

Re: Great Plains Energy Incorporated
Incoming letter dated February 8, 2010

Dear Mr. English:

This is in response to your letter dated February 8, 2010 concerning the shareholder proposal submitted to Great Plains by Oliver C. Gebhart on February 7, 2010. We also have received letters from the proponent dated February 7, 2010, February 8, 2010, February 16, 2010 and February 19, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Oliver C. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

April 1, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Great Plains Energy Incorporated
Incoming letter dated February 8, 2010

The proposal relates to energy feasibility.

There appears to be some basis for your view that Great Plains may exclude the proposal under rule 14a-8(e)(2) because Great Plains received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Great Plains omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Great Plains did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Great Plains' request that the 80-day requirement be waived.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Reedich, Michael

From:	C. G. GEBHART
Sent:	Friday, February 19, 2010 8:51 AM
To:	shareholderproposals; victoria.schatz@kcpl.com; mark.english@kcpl.com; trhodd@iowas.org
Subject:	RE: TerraServer Image
Follow Up Flag:	Follow up
Flag Status:	Completed

terraserver® THE LEADER IN ONLINE IMAGERY

From: "C. G. GEBHART"
Sent: 2/19/2010 8:51:19 AM
To: shareholderproposals@sec.gov,victoria.schatz@kcpl.com,mark.english@kcpl.com,trhodd@iowas.org
Subject: RE: TerraServer Image

Message:

Image from TerraServer proving KCPL Shareholder Resolution for Nuclear Energy alternative is not any Rule14a-8(i)(4) violation, had it been shown in a complete and honest perspective such as this. Continual, consta nt and concomitant exclusions of Shareholders Resolutions are only counterproductive.

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< /table>

*** FISMA & OMB Memorandum M-07-16 *** February 16, 2010

1934 Act, Section 14(a)
Rules 14a-8(e)(2) and 14a-8(i)(4)

RECEIVED
2010 MAR -1 PM 12: 24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Charles Kwon and Heather L. Maples
U.S. Securities and Exchange Commission
100 F Street, N.E.Mail Stop OCC
Washington, D.C. 20549-4561

Dear Sir and Madam;

Mr. Mark English's letter dated February 2, 2010, from Great Plains Energy deserves rather an Extenuating Waiver in the interest of the public's prerogative to hear public Proposals in "2010 Proxy Materials" to be mailed by March 25, 2010, (and could be without continuous "hedge-row and picket fence" deferrals of this public Proposal material). In actuality annually for several years these "hedge-row and picket fence" deferrals have excluded this public Proposal from being presented to a public Annual Meeting of the Shareholders, for one exclusive reason or another hardly in the public trust and interest.

WHEREFORE had this Proposal been given a reasonable due diligence it would have shown Section#33T.60N/R.38W, hardly applies to (i) a Rule 14a-8(e), or (ii) to Rule 14a-8(i)(4). This square mile section belongs to Mr. Lloyd Matthews, *** FISMA & OMB Memorandum M-07-16 *** hardly the Shareholder Proposal's initiator. Without this reasonable due diligence having been performed we believe a supplemental Shareholder's Extenuating Waiver is justified to be submitted before the general public Annual Meeting on May 4, 2010. While it is true that the existing KCPL transmission lines mentioned in the Proposal are on a properly recorded easement, neither do any interest on this part accrue nor have been improperly designed in a benefit to the Proponent (Proposal Initiator), nor to further personal interest, which is not shared by the other shareholders at large and that therefore may be excluded from the 2010 Proxy Materials in accordance with Rule14a-8(i)(4). While the timeliness could be in question, continual deferral of this Proposal ought be afforded a deference to the public interest. Programs stand ready with the Missouri Department of Conservation at Section#33T. 60N/R.38 W to stock a Nuclear Regulatory Commission (NRC) back-up reservoir with game fishes, and while hardly speaking for Mr. Lloyd Matthews at the above mentioned address, he is in agreement of a reservoir over this 16,000 to 17,000 terminal end of this northwest Missouri watershed to be used as complying with the concomitant NRC back-up reservoir at a nuclear energy powered site. In that other NRC applications, as reported on February 16, 2010, in the state of Georgia, are on track for approval, surely another simple Shareholder Proposal in the public energy needs interest can hardly be constantly denied by deferral at the Great Plains General Counsel and Assistant Secretary's auspices. We therefore ask that this Proposal—along with attendant wind energy alterative synergistic development--be given reasonable due diligence and process on the merits of the public's interest in energy independence in accordance with U.S. Geologic Survey's local aquifer documented resources, U.S. Army Corps of Engineer watershed management scenarios. The time is now to allow public comment in accordance with the documented statements toward public energy infrastructure electric redundancy, limiting simple local farmer crop damages on October 15, 2009, improving public fisheries and wildlife management, and widespread Holt power outages like transpired on Christmas 2009. (See President Barak Obama, State of the Union, January 27, 2010).

Regards,

Oliver C. Gebhart

Oliver C. Gebhart

Inclosures

Cc: Mark English, PO Box 418169 Kansas City, MO 64141-9679

Lloyd Matthews, *** FISMA & OMB Memorandum M-07-16 ***

From: CG Gebhart*** FISMA & OMB Memorandum M-07-16 ***

Sent: Monday, February 08, 2010 6:38 PM

To: shannon.l.ferrell@okstate.edu; victoria.schatz@kcpl.com; English Mark; shareholderproposals; richard.albertson@kcpl.com

Subject: FW: Great Plains Energy Incorporated; no-action request

Attachments: Great Plains Energy - Gebhart no-action request 2-8-10.pdf; shareholder2010.rtf

Please note: Forwarded attached documents included.

Dear Shannon; Here is something being worked on for a long time in the Oregon, MO, community; we might like to ask for your help about wind-farm (and other alternative energy developments) as they concern the Power Purchase Agreements (PPA). We surely enjoyed your presentation in Oregon in conjunction with the UMExtension Service and Wayne Flannery and staff. Your comments were well received especially about the "red ink" on lease agreements and "ping pong" of freedom this country enjoys in reaching contract agreements. The one big drawback it seems in this area is the paucity of offering for kWatt-hrs by the electric company (here Kansas City Power and Light d/b/a Great Plains Energy). To that end we have taken the tack of seeing what interest the public has in exercising the option of inquiring through the March 2010, Annual Shareholders' Resolutions at the Annual Meeting at Great Plains Energy. When we do this we seem inexorably running up against the "hedge-rows and pickett fences" of the corporate lawyers (see attachments on this email). We have a Landowners Association in proximity to the transmission lines on easements in the Section 33 T.60N. / R.38W. from which the PPA would come from. Having mainly in the Association only the qualifying amount of GXP shares for a Shareholders' Resolution, we continually get responses like the ones attached here. It hardly seems like the energy electric power company in this area really wants nothing to do with alternative energy though they take great easements in their transmission lines. In short why would this be that way in this area that there seems such an incongruity with what appears like a win-win situation with tax credits and the REC for the community and for the shareholder? And would you have an example way there at Stillwater as to how we could exercise our public opportunity to be heard in the public Annual Meetings by way of a Shareholders' Resolution. C.G. GEBHART

From: Mark.English@kcpl.com
To: shareholderproposals@sec.gov
CC: *** FISMA & OMB Memorandum M-07-16 ***
Date: Mon, 8 Feb 2010 11:29:11 -0600
Subject: RE: Great Plains Energy Incorporated; no-action request

Ladies and Gentlemen:

As explained in the attached letter, Mr. Gebhart submitted a proposal via email on February 2, 2010, and the Company submitted a no-action request letter and exhibit (contained in a single file) in lieu of submitting paper copies on the same date. By email dated February 7, 2010, Mr. Gebhart submitted the same proposal. Out of an abundance of caution, the Company is submitting a no-action request letter with respect to this second submission. Mr. Gebhart is copied on this email. We will also mail a copy of the letter to Mr. Gebhart at the address indicated in his proposal.

Please contact me at (816) 556-2608 or at mark.english@kcpl.com if there are any questions or comments. Thank you for your consideration.

Mark G. English
Assistant General Counsel and

Assistant Secretary
Great Plains Energy
1200 Main St.
Kansas City, MO 64105
(816) 556-2608
(816) 556- 2992 (fax)

GREAT PLAINS ENERGY (KCPL)

SHAREHOLDER'S RESOLUTION

TO: MARK ENGLISH, KCPL, P.O. Box 418679, K.C., MO 64141-9679 1 February 2010

FROM: O.C. GEBHART, *** FISMA & OMB Memorandum M-07-16 ***

SUBJECT: NUCLEAR ENERGY AND WIND ENERGY FEASIBILITY KCPL PROJECT

Let it be so resolved at the Great Plains Energy Annual Meeting (KCPL) the following:

WHEREAS as landowner, KCPL shareholder, and U.S. citizen the need for alternative energy development is currently of paramount contemporaneous concern. We ask that KCPL look into the feasibility of nuclear energy and/or wind energy in the vicinity of Forest City, MO.

WHEREAS current KCPL easements cross the location sought in this Shareholder's Resolution for review and are held by the principals we are suggesting the Section #33 T. 60 N. Range 38 W. location is suitable for KCPL nuclear energy synergistic with wind energy supplements, a back-up watershed reservoir, and connection to the KCPL powerline grid easements currently on site.

WHEREAS the Section #33 T. 60 N. Range 38 W. is at the terminal end of a 16,000 - 17,000 acre watershed in Northwest Missouri, the existing underlying aquifer and back-up reservoir all make a conducive prospect for nuclear energy Nuclear Regulatory Commission (NRC) application within the proximate existing KCPL transmission lines. This site is along Missouri Highway Route T, the BurlingtonNorthern Sante Fe line, and adjacent to the incorporated city limits of Forest City, Missouri 64451.

WHEREAS the January 27, 2010, State of the Union address pointed to the need of more energy independence in the form of nuclear and wind energies, adding these nuclear and wind energy prospects to the Shareholders' interest in KCPL would go a long way in adding shareholder value with a depth of redundancy generating capacity reducing the system-wide power outages like existed during Christmas 2009, left by Aquila infrastructure inadequacies in this area of the Great Northwest Missouri.

Submitted this 1st day of February 2010, in accordance with S.E.C. shareholder compliance requirements for March Annual Shareholder's Meetings.

____

Oliver C. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

1934 Act, Section 14(a)
Rules 14a-8(e)(2) and 14a-8(i)(4)

February 8, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Oliver C. Gebhart

Ladies and Gentlemen:

Reference is made to my letter of February 2, 2010 (the "Initial Letter"), informing you that Great Plains Energy Incorporated (the "Company" or "Great Plains") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a proposal (the "Proposal") submitted by Oliver C. Gebhart (the "Proponent") submitted by email on February 2, 2010.

On February 7, 2010, the Proponent sent an email addressed to shareholderproposals@sec.gov, the undersigned and another Company lawyer attaching the same Proposal. A copy of this February 7, 2010 email is attached. The purpose of this email is not clear; however, out of an abundance of caution we hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal attached to both of Mr. Gebhart's emails from its 2010 Proxy Materials, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable for the reasons set forth in the Initial Letter.

For the Division's information, Great Plains Energy is a public utility holding company. Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company are its wholly-owned public utility subsidiaries and use "KCP&L" as a brand name. While the Proposal defines Great Plains Energy as "KCPL", they are distinct companies. These public utility subsidiaries do no solicit proxies from their parent company, and do not issue proxy materials. We have thus treated the Proposal as being requested for inclusion in Great Plains Energy's 2010 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), we have concurrently sent a copy of this letter to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2010 Proxy Materials.

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2010 Proxy Materials. As described above, the Proponent first emailed the Proposal to the Company on February 2, 2010, and resubmitted it on February 7, 2010. The deadline for submission of the Proposal, as determined under Rule 14a-8(e)(2) and disclosed in our 2009 Proxy Statement, was November 25, 2009, prior to the Company's receipt of the Proposal.

The Company hereby respectfully requests a waiver of the Rule 14a-8(j) requirement that a company must file its reasons for exclusion of a proposal no later than 80 days before it files its definitive proxy statement. Because the Company did not receive the Proposal until after the 80-day deadline had already passed, it was not possible for the Company to file its reasons for exclusion prior to such deadline.

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for its May 4, 2010 Annual Meeting of Shareholders. The Company presently expects to commence mailing its 2010 Proxy Materials on or about March 24, 2010. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,

Mark G. English
Assistant General Counsel and
Assistant Secretary

Enclosures

cc: Oliver C. Gebhart (w/encl.)

English Mark

From: CG Gebhart*** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, February 07, 2010 12:29 PM
To: shareholderproposals@sec.gov; English Mark; Schatz Victoria
Subject: FW: Extenuating Waiver for Annua Meeting March 24, 2010--FW: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION
Attachments: shareholder2010.rtf

From: *** FISMA & OMB Memorandum M-07-16 ***
To: shareholderproposals@sec.gov
Subject: FW: Extenuating Waiver for Annua Meeting March 24, 2010--FW: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION
Date: Tue, 2 Feb 2010 18:17:45 -0600

From:*** FISMA & OMB Memorandum M-07-16 ***
To: mark.english@kcpl.com; shareholdersproposal@sec.gov
Subject: Extenuating Waiver for Annua Meeting March 24, 2010--FW: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION
Date: Tue, 2 Feb 2010 17:56:38 -0600

Mr. English;

This resolution speaks for itself in the interest of shareholders at large hardly that the proposal is tailored to provide a particular benefit to one person or not shared by the other shareholders at large. Who else can person speak for if not for himself and had the location specifically in the proposal been checked it would have been seen to belong to Mr. Lloyd Matthews, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** . We were simply facilitating the use of the existing KCPL easements that exist close to his location. These counterproductive "pickett-fences and hedgerows" erected preventing legitimate shareholder value resolutions, seem anything other than of productive management for the Annual Meeting proxies and how many times have we been down this very same obstruction several Annual Meetings in a row while trying to rectify the last damages done by the easements of the KCPL transmission lines on the stack of leases held by the farmers' crop being run-down by the Transmission Department (cf: Mr. Richard Albertson, KCPL Transmission Line Dpt.) on October 15, 2009 at about 1:30 P.M. CST.\

A copy of these poor applications of S.E.C. regulations and on this subject is being forwarded requesting extenuating waiver to shareholdersproposal@sec.gov.
Mr. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Gebhart:

You were copied on an email sent today to the Securities and Exchange Commission, attaching a letter seeking to exclude your proposal from the Company's proxy statement. Attached to this email is a letter informing you that the Company will not present your proposal at the annual meeting because (a) our transfer agent records do not show you to be a shareholder of record; and (b) your proposal is tailored to provide a particular benefit to you that is not shared by the other shareholders at large. Copies of both of these letters have been mailed to you as well.

Mark G. English
Assistant General Counsel and
Assistant Secretary
Great Plains Energy
1200 Main St.
Kansas City, MO 64105
(816) 556-2608
(816) 556- 2992 (fax)

From: CG Gebhart* FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 02, 2010 11:15 AM
To: Schatz Victoria; English Mark
Subject: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION

Dear Madam;
Please find inclosed the March 2010, Shareholder's Resolution for inclusion at the GXP Annual Meeting.
Mr. Gebhart

GREAT PLAINS ENERGY (KCPL)

SHAREHOLDER'S RESOLUTION

TO: MARK ENGLISH, KCPL, P.O. Box 418679, K.C., MO 64141-9679 1 February 2010

FROM: O.C. GEBHART, *** FISMA & OMB Memorandum M-07-16 ***

SUBJECT: NUCLEAR ENERGY AND WIND ENERGY FEASIBILITY KCPL PROJECT

Let it be so resolved at the Great Plains Energy Annual Meeting (KCPL) the following:

WHEREAS as landowner, KCPL shareholder, and U.S. citizen the need for alternative energy development is currently of paramount contemporaneous concern. We ask that KCPL look into the feasibility of nuclear energy and/or wind energy in the vicinity of Forest City, MO.

WHEREAS current KCPL easements cross the location sought in this Shareholder's Resolution for review and are held by the principals we are suggesting the Section #33 T. 60 N. Range 38 W. location is suitable for KCPL nuclear energy synergistic with wind energy supplements, a back-up watershed reservoir, and connection to the KCPL powerline grid easements currently on site.

WHEREAS the Section #33 T. 60 N. Range 38 W. is at the terminal end of a 16,000 - 17,000 acre watershed in Northwest Missouri, the existing underlying aquifer and back-up reservoir all make a conducive prospect for nuclear energy Nuclear Regulatory Commission (NRC) application within the proximate existing KCPL transmission lines. This site is along Missouri Highway Route T, the BurlingtonNorthern Sante Fe line, and adjacent to the incorporated city limits of Forest City, Missouri 64451.

WHEREAS the January 27, 2010, State of the Union address pointed to the need of more energy independence in the form of nuclear and wind energies, adding these nuclear and wind energy prospects to the Shareholders' interest in KCPL would go a long way in adding shareholder value with a depth of redundancy generating capacity reducing the system-wide power outages like existed during Christmas 2009, left by Aquila infrastructure inadequacies in this area of the Great Northwest Missouri.

Submitted this 1st day of February 2010, in accordance with S.E.C. shareholder compliance requirements for March Annual Shareholder's Meetings.

Oliver C. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

From: CG Gebhart
To: shareholderproposals; English Mark; victoria.schatz@kcpl.com;
Subject: FW: Extenuating Waiver for Annua Meeting March 24, 2010-- FW: KCPL 2010 Annual Meeting SHAREHOLDER"S RESOLUTION
Date: Sunday, February 07, 2010 1:28:40 PM
Attachments: shareholder2010.rtf

From: *** FISMA & OMB Memorandum M-07-16 ***
To: shareholderproposals@sec.gov
Subject: FW: Extenuating Waiver for Annua Meeting March 24, 2010-- FW: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION
Date: Tue, 2 Feb 2010 18:17:45 -0600

From: *** FISMA & OMB Memorandum M-07-16 ***
To: mark.english@kcpl.com; shareholdersproposal@sec.gov
Subject: Extenuating Waiver for Annua Meeting March 24, 2010--FW: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION
Date: Tue, 2 Feb 2010 17:56:38 -0600

Mr. English;

This resolution speaks for itself in the interest of shareholders at large hardly that the proposal is tailored to provide a particular benefit to one person or not shared by the other shareholders at large. Who else can person speak for if not for himself and had the location specifically in the proposal been checked it would have been seen to belong to Mr. Lloyd Matthews, *** FISMA & OMB Memorandum M-07-16 *** We were simply facilitating the use of the existing KCPL easements that exist close to his location. These counterproductive "pickett-fences and hedgerows" erected preventing legitimate shareholder value resolutions, seem anything other than of productive management for the Annual Meeting proxies and how many times have we been down this very same obstruction several Annual Meetings in a row while trying to rectify the last damages done by the easements of the KCPL transmission lines on the stack of leases held by the farmers' crop being run-down by the Transmission Department (cf: Mr. Richard Albertson, KCPL Transmission Line Dpt.) on October 15, 2009 at about 1:30 P.M. CST.\

A copy of these poor applications of S.E.C. regulations and on this subject is being forwarded requesting extenuating waiver to shareholdersproposal@sec.gov.

Mr. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Gebhart:

You were copied on an email sent today to the Securities and Exchange Commission, attaching a letter seeking to exclude your proposal from the Company's proxy statement. Attached to this email is a letter informing you that the Company will not present your proposal at the annual meeting because (a) our transfer agent records do not show you to be a shareholder of record; and (b) your proposal is tailored to provide a particular benefit to you that is not shared by the other shareholders at large. Copies of both of these letters have been mailed to you as well.

Mark G. English
Assistant General Counsel and
Assistant Secretary
Great Plains Energy
1200 Main St.
Kansas City, MO 64105
(816) 556-2608
(816) 556- 2992 (fax)

From: CG Gebhart *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 02, 2010 11:15 AM
To: Schatz Victoria; English Mark
Subject: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION

Dear Madam;
Please find inclosed the March 2010, Shareholder's Resolution for inclusion at the GXP Annual Meeting.
Mr. Gebhart

GREAT PLAINS ENERGY (KCPL)

SHAREHOLDER'S RESOLUTION

TO: MARK ENGLISH, KCPL, P.O. Box 418679, K.C., MO 64141-9679 1 February 2010

FROM: O.C. GEBHART, *** FISMA & OMB Memorandum M-07-16 ***

SUBJECT: NUCLEAR ENERGY AND WIND ENERGY FEASIBILITY KCPL PROJECT

Let it be so resolved at the Great Plains Energy Annual Meeting (KCPL) the following:

WHEREAS as landowner, KCPL shareholder, and U.S. citizen the need for alternative energy development is currently of paramount contemporaneous concern. We ask that KCPL look into the feasibility of nuclear energy and/or wind energy in the vicinity of Forest City, MO.

WHEREAS current KCPL easements cross the location sought in this Shareholder's Resolution for review and are held by the principals we are suggesting the Section #33 T. 60 N. Range 38 W. location is suitable for KCPL nuclear energy synergistic with wind energy supplements, a back-up watershed reservoir, and connection to the KCPL powerline grid easements currently on site.

WHEREAS the Section #33 T. 60 N. Range 38 W. is at the terminal end of a 16,000 - 17,000 acre watershed in Northwest Missouri, the existing underlying aquifer and back-up reservoir all make a conducive prospect for nuclear energy Nuclear Regulatory Commission (NRC) application within the proximate existing KCPL transmission lines. This site is along Missouri Highway Route T, the BurlingtonNorthern Sante Fe line, and adjacent to the incorporated city limits of Forest City, Missouri 64451.

WHEREAS the January 27, 2010, State of the Union address pointed to the need of more energy independence in the form of nuclear and wind energies, adding these nuclear and wind energy prospects to the Shareholders' interest in KCPL would go a long way in adding shareholder value with a depth of redundancy generating capacity reducing the system-wide power outages like existed during Christmas 2009, left by Aquila infrastructure inadequacies in this area of the Great Northwest Missouri.

Submitted this 1st day of February 2010, in accordance with S.E.C. shareholder compliance requirements for March Annual Shareholder's Meetings.

Oliver C. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

GREAT PLAINS ENERGY

1934 Act, Section 14(a)
Rules 14a-8(e)(2) and 14a-8(i)(4)

February 8, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Oliver C. Gebhart

Ladies and Gentlemen:

Reference is made to my letter of February 2, 2010 (the "Initial Letter"), informing you that Great Plains Energy Incorporated (the "Company" or "Great Plains") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a proposal (the "Proposal") submitted by Oliver C. Gebhart (the "Proponent") submitted by email on February 2, 2010.

On February 7, 2010, the Proponent sent an email addressed to shareholderproposals@sec.gov, the undersigned and another Company lawyer attaching the same Proposal. A copy of this February 7, 2010 email is attached. The purpose of this email is not clear; however, out of an abundance of caution we hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal attached to both of Mr. Gebhart's emails from its 2010 Proxy Materials, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable for the reasons set forth in the Initial Letter.

For the Division's information, Great Plains Energy is a public utility holding company. Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company are its wholly-owned public utility subsidiaries and use "KCP&L" as a brand name. While the Proposal defines Great Plains Energy as "KCPL", they are distinct companies. These public utility subsidiaries do no solicit proxies from their parent company, and do not issue proxy materials. We have thus treated the Proposal as being requested for inclusion in Great Plains Energy's 2010 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), we have concurrently sent a copy of this letter to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2010 Proxy Materials.

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2010 Proxy Materials. As described above, the Proponent first emailed the Proposal to the Company on February 2, 2010, and resubmitted it on February 7, 2010. The deadline for submission of the Proposal, as determined under Rule 14a-8(e)(2) and disclosed in our 2009 Proxy Statement, was November 25, 2009, prior to the Company's receipt of the Proposal.

The Company hereby respectfully requests a waiver of the Rule 14a-8(j) requirement that a company must file its reasons for exclusion of a proposal no later than 80 days before it files its definitive proxy statement. Because the Company did not receive the Proposal until after the 80-day deadline had already passed, it was not possible for the Company to file its reasons for exclusion prior to such deadline.

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for its May 4, 2010 Annual Meeting of Shareholders. The Company presently expects to commence mailing its 2010 Proxy Materials on or about March 24, 2010. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,

Mark G. English
Assistant General Counsel and
Assistant Secretary

Enclosures

cc: Oliver C. Gebhart (w/encl.)

English Mark

From: CG Gebhart *** FISMA & OMB Memorandum M-07-16 ***

Sent: Sunday, February 07, 2010 12:29 PM

To: shareholderproposals@sec.gov; English Mark; Schatz Victoria

Subject: FW: Extenuating Waiver for Annua Meeting March 24, 2010--FW: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION

Attachments: shareholder2010.rtf

From: *** FISMA & OMB Memorandum M-07-16 ***
To: shareholderproposals@sec.gov
Subject: FW: Extenuating Waiver for Annua Meeting March 24, 2010--FW: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION
Date: Tue, 2 Feb 2010 18:17:45 -0600

From: *** FISMA & OMB Memorandum M-07-16 ***
To: mark.english@kcpl.com; shareholdersproposal@sec.gov
Subject: Extenuating Waiver for Annua Meeting March 24, 2010--FW: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION
Date: Tue, 2 Feb 2010 17:56:38 -0600

Mr. English;

This resolution speaks for itself in the interest of shareholders at large hardly that the proposal is tailored to provide a particular benefit to one person or not shared by the other shareholders at large. Who else can person speak for if not for himself and had the location specifically in the proposal been checked it would have been seen to belong to Mr. Lloyd Matthews, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** . We were simply facilitating the use of the existing KCPL easements that exist close to his location. These counterproductive "pickett-fences and hedgerows" erected preventing legitimate shareholder value resolutions, seem anything other than of productive management for the Annual Meeting proxies and how many times have we been down this very same obstruction several Annual Meetings in a row while trying to rectify the last damages done by the easements of the KCPL transmission lines on the stack of leases held by the farmers' crop being run-down by the Transmission Department (cf: Mr. Richard Albertson, KCPL Transmission Line Dpt.) on October 15, 2009 at about 1:30 P.M. CST.\

A copy of these poor applications of S.E.C. regulations and on this subject is being forwarded requesting extenuating waiver to shareholdersproposal@sec.gov.

Mr. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Gebhart:

You were copied on an email sent today to the Securities and Exchange Commission, attaching a letter seeking to exclude your proposal from the Company's proxy statement. Attached to this email is a letter informing you that the Company will not present your proposal at the annual meeting because (a) our transfer agent records do not show you to be a shareholder of record; and (b) your proposal is tailored to provide a particular benefit to you that is not shared by the other shareholders at large. Copies of both of these letters have been mailed to you as well.

Mark G. English
Assistant General Counsel and
Assistant Secretary
Great Plains Energy
1200 Main St.
Kansas City, MO 64105
(816) 556-2608
(816) 556- 2992 (fax)

From: CG Gebhart [mailto *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 02, 2010 11:15 AM
To: Schatz Victoria; English Mark
Subject: KCPL 2010 Annual Meeting SHAREHOLDER'S RESOLUTION

Dear Madam;
Please find inclosed the March 2010, Shareholder's Resolution for inclusion at the GXP Annual Meeting.
Mr. Gebhart

GREAT PLAINS ENERGY (KCPL)

SHAREHOLDER'S RESOLUTION

TO: MARK ENGLISH, KCPL, P.O. Box 418679, K.C., MO 64141-9679 1 February 2010

FROM: O.C. GEBHART, *** FISMA & OMB Memorandum M-07-16 ***

SUBJECT: NUCLEAR ENERGY AND WIND ENERGY FEASIBILITY KCPL PROJECT

Let it be so resolved at the Great Plains Energy Annual Meeting (KCPL) the following:

WHEREAS as landowner, KCPL shareholder, and U.S. citizen the need for alternative energy development is currently of paramount contemporaneous concern. We ask that KCPL look into the feasibility of nuclear energy and/or wind energy in the vicinity of Forest City, MO.

WHEREAS current KCPL easements cross the location sought in this Shareholder's Resolution for review and are held by the principals we are suggesting the Section #33 T. 60 N. Range 38 W. location is suitable for KCPL nuclear energy synergistic with wind energy supplements, a back-up watershed reservoir, and connection to the KCPL powerline grid easements currently on site.

WHEREAS the Section #33 T. 60 N. Range 38 W. is at the terminal end of a 16,000 - 17,000 acre watershed in Northwest Missouri, the existing underlying aquifer and back-up reservoir all make a conducive prospect for nuclear energy Nuclear Regulatory Commission (NRC) application within the proximate existing KCPL transmission lines. This site is along Missouri Highway Route T, the BurlingtonNorthern Sante Fe line, and adjacent to the incorporated city limits of Forest City, Missouri 64451.

WHEREAS the January 27, 2010, State of the Union address pointed to the need of more energy independence in the form of nuclear and wind energies, adding these nuclear and wind energy prospects to the Shareholders' interest in KCPL would go a long way in adding shareholder value with a depth of redundancy generating capacity reducing the system-wide power outages like existed during Christmas 2009, left by Aquila infrastructure inadequacies in this area of the Great Northwest Missouri.

Submitted this 1st day of February 2010, in accordance with S.E.C. shareholder compliance requirements for March Annual Shareholder's Meetings.

Oliver C. Gebhart

*** FISMA & OMB Memorandum M-07-16 ***